UF
12-4-02



SECU[ ] 02021647 [ ]MMISSION

C.M.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52462

RECD S.E.C.

NOV 2 7 2002

516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10 / 01 / 01__ AND ENDING __9 / 30 / 02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER   OFFICIAL USE ONLY

KPMG Corporate Finance LLC

PROCESSED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P   DEC 0 5 2002

303 East Wacker Drive

THOMSON
FINANCIAL

(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna L. Stroberg   (312) 665-2255
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
                    (Name - if individual, state last, first, middle name)

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Donna L. Stroberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KPMG Corporate Finance LLC**, as of **September 30, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Donna Stroberg
Signature

Vice President, Finance HR and Compliance
Title

"OFFICIAL SEAL"
JEFF SCURRY
COMMISSION EXPIRES 04/22/03

Jeff Scurry
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC as of September 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 1, 2002

KPMG CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS

Cash and cash equivalents	$	1,784,643
Accounts receivable, net		113,150
Employee advances and loans		30,866
Fixed assets, net of accumulated depreciation of $805,061		67,442
Other assets		21,628
Total Assets	$	2,017,729

LIABILITIES AND MEMBER'S CAPITAL

Accrued compensation	$	600,261
Accounts payable, accrued expenses and other liabilities		727,662
Total Liabilities		1,327,923
Member's capital		689,806
	$	2,017,729

The accompanying notes are an integral part of the statement of financial condition.

KPMG CORPORATE FINANCE LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the "Company"), a wholly owned subsidiary of KPMG CF Holdings, LLC, is a Delaware limited liability company formed on August 22, 2000 for the purpose of conducting business as a broker-dealer. The Company is a member of KPMG International and affiliated with KPMG, LLP, the United States accounting, tax and advisory firm. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, fairness opinions and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3 including the requirement to make the reserve computations under rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member's respective share of the Company's income or loss is reportable on its separate federal and state income tax returns.

KPMG CORPORATE FINANCE LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2.   Accounts Receivable

Accounts receivable represent time and expense or retainers incurred and billed in connection with investment banking activities. The amount recorded is net of a valuation allowance of $75,000.

Note 3.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital of $421,127 which was $332,599 in excess of its required net capital of $88,528. At September 30, 2002, the Company's net capital ratio was 3.15 to 1.

Note 4.   Related Party Transactions

On August 24, 2000, the Company entered into a Memorandum of Understanding with KPMG-U.K. and KPMG, LLP ("KPMG-U.S."). As part of the agreement, KPMG-U.S. has agreed to provide infrastructure services to the Company. The infrastructure services include technology, marketing and communication, benefits, support services, finance and accounting, human resources and occupancy. Certain of these services are provided at no cost. Reimbursement for services provided occurs on a monthly basis. At September 30, 2002, included in accrued compensation, accounts payable, accrued expenses and other liabilities is $326,548 due to the affiliated KPMG entities for infrastructure services provided. Additionally, the Company is charged an overhead allocation by KPMG-U.S.

Note 5.   Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at September 30, 2002, that exceeded the balance insured by the FDIC or others by approximately $1,685,000. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 6.   Subsequent Event

In October 2002, the Company received capital contributions totaling $1,000,000.

KPMG CORPORATE FINANCE LLC
STATEMENT OF FINANCIAL CONDITION REPORT
SEPTEMBER 30, 2002

(Filed Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934.)